Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

New Ulm Telecom, Inc.

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 15, 2017, with respect to the consolidated balance sheets of New Ulm Telecom, Inc. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2016 which is included in the December 31, 2016 Annual Report on Form 10-K of New Ulm Telecom, Inc.

/s/ Olsen Thielen & Co., Ltd.

Olsen Thielen & Co., Ltd.

Roseville, Minnesota

May 25, 2017